UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND

SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

F.N.B. Corporation Progress Savings 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

F.N.B. Corporation

12 Federal Street

One North Shore Center

Pittsburgh, PA 15212

AUDITED FINANCIAL STATEMENTS AND

SUPPLEMENTAL SCHEDULE

F.N.B. Corporation Progress Savings 401(k) Plan

Years Ended December 31, 2014 and 2013

With Report of Independent Registered Public Accounting Firm

F.N.B. Corporation

Progress Savings 401(k) Plan

Audited Financial Statements

and Supplemental Schedule

Years Ended December 31, 2014 and 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator and Participants

F.N.B. Corporation Progress Savings 401(k) Plan:

We have audited the accompanying statement of net assets available for benefits of the F.N.B. Corporation Progress Savings 401(k) Plan (the “Plan”) as of December 31, 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Plan as of and for the year ended December 31, 2013 were audited by other auditors whose report dated June 19, 2014 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014, and the changes in net assets available for benefits for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of F.N.B. Corporation Progress Savings 401(k) Plan’s 2014 financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the 2014 financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the 2014 financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the 2014 financial statements as a whole.

/s/ Baker Tilly Virchow Krause, LLP

Pittsburgh, Pennsylvania

June 17, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Plan Administrator

F.N.B. Corporation Progress Savings 401(k) Plan

Hermitage, Pennsylvania

We have audited the accompanying statement of net assets available for benefits of the F.N.B. Corporation Progress Savings 401(k) Plan (the Plan) as of December 31, 2013, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013, and the changes in net assets available for benefits for the year then ended in conformity with U.S. generally accepted accounting principles.

/s/ Crowe Horwath LLP

South Bend, Indiana

June 19, 2014

F.N.B. Corporation

Progress Savings 401(k) Plan

Statements of Net Assets Available for Benefits

December 31, 2014 and 2013

	2014	2013
Assets
Cash	$45,054	$41,060

Investments, at fair value:
Common collective trust fund	18,170,488	19,155,238
Mutual fund investments	101,383,378	88,806,138
F.N.B. Corporation common stock	48,216,536	43,532,450

Total investments	167,770,402	151,493,826

Receivables:
Employer contributions - cash	191,285	185,046
Employer contributions - non-cash	5,082,195	4,752,724
Participant contributions	357,157	328,985
Notes receivable from participants	5,429,254	4,799,460

Total receivables	11,059,891	10,066,215

Total assets, reflecting all investments at fair value	$178,875,347	$161,601,101

Adjustment from fair value to contract value for fully benefit - responsive contracts within the common collective trust fund	(263,413)	(267,693)

Net assets available for benefits	$178,611,934	$161,333,408

See accompanying notes to financial statements.

F.N.B. Corporation

Progress Savings 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2014 and 2013

	2014	2013
Investment income:
Dividend and interest income	$7,025,069	$4,995,291
Net appreciation in fair value of investments	4,673,584	20,068,041

Total investment income	11,698,653	25,063,332

Contributions:
Participant	9,920,841	8,962,971
Participant rollover	1,686,735	5,668,795
Employer - cash	5,188,245	4,524,790
Employer - non-cash	5,082,195	4,752,724

Total contributions	21,878,016	23,909,280

Deductions:
Distributions to participants or beneficiaries	16,139,604	10,946,036
Administrative expenses	158,539	131,505

Total deductions	16,298,143	11,077,541

Net increase	17,278,526	37,895,071

Net assets available for benefits:
Beginning of year	161,333,408	123,438,337

End of year	$178,611,934	$161,333,408

See accompanying notes to financial statements.

F.N.B. Corporation

Progress Savings 401(k) Plan

Notes to Financial Statements

December 31, 2014 and 2013

1. Description of Plan

The following description of the F.N.B. Corporation Progress Savings 401(k) Plan (the Plan) provides only general information. Participants should refer to the summary plan description for a more complete description of the Plan’s provisions.

General

The Plan is a qualified 401(k) defined contribution plan, covering all eligible employees of F.N.B. Corporation (the Corporation), including the following subsidiaries: First National Bank of Pennsylvania; Regency Finance Company; First National Trust Company; First National Investment Services Company, LLC; F.N.B. Investment Advisors, Inc.; First National Insurance Agency, LLC, Bank Capital Services LLC, and F.N.B. Payroll Services, LLC. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

All non-temporary employees are eligible to participate in the Plan. An eligible employee may enroll in the Plan the day following the date the employee commences employment. An eligible employee who does not enroll in the Plan will be automatically enrolled in the Plan following 30 days of employment, unless the employee opts out of the Plan before then.

As a result of the Corporation acquiring Baltimore County Savings Bank (BCSB) and OBA Financial Services, Inc (OBAF) effective February 18, 2014 and September 19, 2014, respectively, employees who were active participants in the defined contribution plans of BCSB and OBAF were permitted to immediately participate in the Plan.

F.N.B. Corporation

Progress Savings 401(k) Plan

Notes to Financial Statements (continued)

December 31, 2014 and 2013

1. Description of Plan (continued)

Contributions

Participants may contribute up to 50% of their pre-tax annual compensation. An eligible employee who is automatically enrolled in the Plan will be deemed to have elected to have 2% of his or her compensation contributed on a pre-tax basis to the Plan. Participants who have attained age 50 by the end of the plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified plans (rollovers). Participants direct the investment of their vested contributions into various investment options offered by the Plan.

The Corporation matches 100% of a participant’s elective pre-tax contribution, up to 4% of the participant’s compensation. The amount of matching contribution is a discretionary percentage and may be changed at any time. The Corporation may make additional contributions to the Plan unrelated to pre-tax contributions made by participants. The Corporation may make an automatic contribution to the Plan of 3% of a participant’s compensation and may also make a discretionary performance-based contribution to the Plan of up to 2% of a participant’s compensation, based on the extent to which the Corporation achieved its performance goals for the year. The automatic contribution and the discretionary performance-based contribution will only be made on behalf of eligible participants who are employed by the Corporation on the last day of the Plan year, or retire during the Plan year and meet various other conditions. Discretionary performance-based contributions amounted to 0.43% and 0.53% of eligible compensation for 2014 and 2013 or $639,716 and $718,152, respectively. Effective January 1, 2015, the Corporation matching contribution was increased to up to 6% of the participant’s compensation with the automatic contribution eliminated. The discretionary performance-based contribution to the Plan was increased to up to 3% of a participant’s compensation, based on the extent to which the Corporation achieved its performance goals for the year.

Matching contributions, automatic contributions, and performance-based contributions are made in the form of either shares of F.N.B Corporation common stock or cash used to acquire shares of F.N.B. Corporation common stock.

T. Rowe Price Trust Company (TRP) is the appointed trustee for all Plan assets.

F.N.B. Corporation

Progress Savings 401(k) Plan

Notes to Financial Statements (continued)

December 31, 2014 and 2013

1. Description of Plan (continued)

Dividends on F.N.B. Corporation Common Stock

Dividends on F.N.B. Corporation common stock are automatically reinvested in the Plan for all participants. However, participants may make a special request to receive a cash distribution of dividend payments on F.N.B. Corporation common stock.

Participant Accounts

Each participant’s account is credited with their voluntary contribution and the Corporation’s matching, automatic and performance-based contributions, and an allocation of the Plan’s net earnings, as defined by the Plan. The voluntary contribution and employer match is paid semi-monthly at the end of each payroll period. The automatic and performance-based contributions, if any, are paid within 90 days after the end of the plan year.

Vesting

Participants are immediately vested in their voluntary contribution, Corporation’s matching contribution, and cash dividends paid on F.N.B. Corporation common stock, plus actual earnings thereon. Participants are 100% vested in the Corporation’s automatic and performance-based contributions and actual earnings thereon after three years of service.

Participants become 100% vested when attaining the age of 65 or in the event of death or permanent disability.

Forfeitures

Upon a participant’s separation from service, the non-vested portion of the participant’s account will be forfeited upon the earlier of the date the participant receives an account distribution or the date the participant incurs a five-year break in service. Forfeited amounts are used to reduce the Plan’s administrative expenses or to reduce future Corporation contributions. As of December 31, 2014 and 2013, forfeitures totaled $21,101 and $42,070, respectively. Forfeitures of $100,000 and $290,000 were used to reduce Corporation contributions for 2014 and 2013, respectively. Forfeitures of $82,860 and $95,910 were used to reduce administrative expenses for 2014 and 2013, respectively.

F.N.B. Corporation

Progress Savings 401(k) Plan

Notes to Financial Statements (continued)

December 31, 2014 and 2013

1. Description of Plan (continued)

Payment of Benefits

Upon separation of service, vested account balances of less than $1,000 will be paid in a single lump sum as soon as practicable after separation. Vested account balances greater than $1,000 will be distributed when requested by the participant.

The Plan permits withdrawals before separation of service under certain circumstances. Voluntary pre-tax contributions may be withdrawn provided the participant has an immediate and heavy financial need (as defined by the Internal Revenue Code) and other sources of funds, including plan loans, are not available. Also, after reaching age 59 and one-half, participants may withdraw all or a portion of a vested account balance.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.

Participants who remain actively employed by the Corporation may borrow from their accounts up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms may not exceed five years, unless the participant uses the proceeds of the loan to acquire a principal residence, in which case the repayment period must be reasonable as determined by the Plan administrator. Loans are secured by the balance in the participant’s account and bear an interest rate of prime plus 1%. Principal and interest are paid ratably through payroll deductions.

Plan Termination

Although it has not expressed any intent to do so, the Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, the participants will become 100% vested in their accounts.

F.N.B. Corporation

Progress Savings 401(k) Plan

Notes to Financial Statements (continued)

December 31, 2014 and 2013

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition

Investments held by a defined contribution plan are required to be carried at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for a discussion of fair value measurements.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the plan. At December 31, 2014 and 2013, the Plan held an indirect interest in such contracts through investment in a common collective trust fund. An adjustment from fair value to contract value of ($263,413) and ($267,693) was presented in the statements of net assets available for benefits at December 31, 2014 and 2013, respectively.

Income from investment contracts is recorded at the contract rate which is determined in accordance with contract terms.

Dividend income is recorded on the ex-dividend date. Interest income from other investments is recorded as earned on an accrual basis.

Purchases and sales of securities are recorded on a trade-date basis.

F.N.B. Corporation

Progress Savings 401(k) Plan

Notes to Financial Statements (continued)

December 31, 2014 and 2013

2. Summary of Significant Accounting Policies (continued)

Administrative Expenses

Certain administrative expenses of the Plan are paid by the Corporation. Such expenses have historically been comprised of fees of audit, custody and recordkeeping services and have been insignificant in relation to the Corporation and the Plan. Administrative expenses paid by the Corporation on behalf of the Plan totaled $45,167 and $49,042 for plan years 2014 and 2013, respectively.

Contributions

Participant contributions are recorded in the month withheld from participants’ wages. Corporation matching contributions are paid and recorded in the same month as participant contributions. Other annual Corporation contributions are generally made within 90 days following the plan year end.

Distributions to Participants

Distributions to participants are recorded when paid by the trustee.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan invests in various investments. These investments are exposed to various risks such as interest rate, market, liquidity and credit risks. Due to the level of risk associated with certain investments and the sensitivity of certain fair value estimates to changes in valuation assumptions, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

F.N.B. Corporation

Progress Savings 401(k) Plan

Notes to Financial Statements (continued)

December 31, 2014 and 2013

2. Summary of Significant Accounting Policies (continued)

Recent Accounting Pronouncements

In May 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (ASU 2015-07). ASU 2015-07 removes the requirement to include investments in the fair value hierarchy for which fair value is measured using the net asset value per share practical expedient under Accounting Standards Codification 820. ASU 2015-07 is effective for the Plan retrospectively for the year ending December 31, 2016 with early adoption permitted. The Plan’s management is currently evaluating the impact of the pending adoption of ASU 2015-07 on the Plan’s financial statements.

3. Investments

The following presents investments that represent 5% or more of the Plan’s net assets available for benefits at fair value.

		December
Issuer	Description of Investment	2014	2013
F.N.B. Corporation	F.N.B. Corporation common stock	$48,216,536	$43,532,450

	Common collective trust fund
T. Rowe Price Trust Company	Stable Value Common Trust Fund	18,170,488	19,155,238

	Mutual fund investments
Dodge & Cox	Dodge & Cox Income	11,420,857	10,683,896
Harbor	Harbor International Institutional	9,770,604	10,583,927
Vanguard	Vanguard Institutional Index I	10,517,443	9,482,322

During 2014 and 2013, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	2014	2013
Mutual funds	$2,203,077	$13,454,695
Common stock	2,470,507	6,613,346

	$4,673,584	$20,068,041

F.N.B. Corporation

Progress Savings 401(k) Plan

Notes to Financial Statements (continued)

December 31, 2014 and 2013

4. Fair Value Measurements

The Fair Value Measurement topic of the FASB Accounting Standards Codification provides the framework for measuring fair value. That framework provides for a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3). The three levels of the fair value hierarchy are described as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

- quoted prices for similar assets or liabilities in active markets;

- quoted prices for identical or similar assets or liabilities in inactive markets;

- inputs other than quoted prices that are observable for the asset or liability;

- inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement. The unobservable inputs reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used must maximize the use of observable inputs and minimize the use of unobservable inputs.

F.N.B. Corporation

Progress Savings 401(k) Plan

Notes to Financial Statements (continued)

December 31, 2014 and 2013

4. Fair Value Measurements (continued)

Following is a description of the valuation methodologies used for investments measured at fair value. There have been no changes in the valuation methodologies used during 2014 and 2013.

F.N.B. Corporation common stock: The common stock of the Corporation is traded on a national exchange and is valued using last trading price on the last business day of the plan year.

Mutual funds: Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end, based upon published market quotations on national exchanges.

Common collective trust fund: The fair value of participation units in the Stable Value Common Trust Fund are based upon the net asset values of such fund, after adjustments to reflect all fund investments at fair value, including direct and indirect interests in fully benefit-responsive contracts, as reported in the audited financial statements of the fund (Level 2 inputs). The fund invests in conventional and synthetic investment contracts issued by life insurance companies, banks, and other financial institutions with the objective of providing a high level of return that is consistent with also providing stability of investment return, preservation of capital and liquidity to pay plan benefits of its retirement plan investors. The fund generally provides for daily redemptions by the Plan at reported net asset value per share. The Plan has no unfunded commitments relating to the fund at December 31, 2014 or 2013.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain instruments could result in a different fair value measurement at the reporting date.

F.N.B. Corporation

Progress Savings 401(k) Plan

Notes to Financial Statements (continued)

December 31, 2014 and 2013

4. Fair Value Measurements (continued)

The following tables set forth by level within the fair value hierarchy the Plan’s investments at fair value as of December 31, 2014:

	Assets at Fair Value as of December 31, 2014
	Level 1	Level 2	Level 3	Total
F.N.B. Corporation common stock	$48,216,536	$—	$—	$48,216,536
Mutual fund investments
Bond mutual fund	11,420,857			11,420,857
U.S. equity growth funds	17,671,446	—	—	17,671,446
U.S. small-cap equity index funds	12,864,917	—	—	12,864,917
U.S. mid-cap equity index funds	14,271,435	—	—	14,271,435
U.S. large-cap equity index funds	10,517,443	—	—	10,517,443
International equity index funds	9,770,604	—	—	9,770,604
Other mutual (real estate) funds	2,122,590	—	—	2,122,590
Retirement target date funds (2005-2055)	22,744,086	—	—	22,744,086
Stable Value Common Trust Fund	—	18,170,488	—	18,170,488

Total investments at fair value	$149,599,914	$18,170,488	$—	$167,770,402

F.N.B. Corporation

Progress Savings 401(k) Plan

Notes to Financial Statements (continued)

December 31, 2014 and 2013

4. Fair Value Measurements (continued)

The following tables set forth by level within the fair value hierarchy the Plan’s investments at fair value as of December 31, 2013:

	Assets at Fair Value as of December 31, 2013
	Level 1	Level 2	Level 3	Total
F.N.B. Corporation common stock	$43,532,450	$—	$—	$43,532,450
Mutual fund investments
Bond mutual fund	10,683,896			10,683,896
U.S. equity growth funds	15,314,188	—	—	15,314,188
U.S. small-cap equity index funds	12,882,736	—	—	12,882,736
U.S. mid-cap equity index funds	12,711,495	—	—	12,711,495
U.S. large-cap equity index funds	9,482,322	—	—	9,482,322
International equity index funds	10,583,927	—	—	10,583,927
Other mutual (real estate) funds	1,439,219	—	—	1,439,219
Retirement target date funds (2005-2055)	15,708,355	—	—	15,708,355
Stable Value Common Trust Fund	—	19,155,238	—	19,155,238

Total investments at fair value	$132,338,588	$19,155,238	$—	$151,493,826

The fair value of the employer contributions receivable approximates the carrying value based upon its short-term nature.

F.N.B. Corporation

Progress Savings 401(k) Plan

Notes to Financial Statements (continued)

December 31, 2014 and 2013

5. Income Tax Status

The Plan received a determination letter from the Internal Revenue Service dated September 24, 2013, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan. The plan administrator has analyzed the tax positions taken by the plan, and has concluded that as of December 31, 2014 and 2013 there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing authorities; however, there are currently no audits for any tax years in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2011.

6. Parties-in-Interest Transactions

Certain plan investments are interests in a common collective trust (Stable Value Common Trust Fund) issued by T. Rowe Price Trust Company (T. Rowe Price) and certain mutual funds managed by T. Rowe Price. T. Rowe Price is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid to T. Rowe Price for administration services were $73,477 and $21,654 during 2014 and 2013, respectively.

One of the investment options in the Plan is F.N.B. Corporation common stock. At December 31, 2014 and 2013, the Plan held an aggregate of 3,619,860 and 3,449,481 shares of F.N.B. Corporation common stock valued at $48,216,536 and $43,532,450, respectively. Dividends received on F.N.B. Corporation common stock were $1,738,130 and $1,623,928 for 2014 and 2013, respectively. During 2014, the Plan purchased 1,209,898 shares of F.N.B. Corporation Stock at an aggregate cost of $12.7 million and sold 954,321 shares of F.N.B. common stock for proceeds of $10.5 million. During 2013, the Plan purchased 1,195,649 shares of F.N.B. Corporation Stock at an aggregate cost of $11.8 million and sold 909,079 shares of F.N.B. common stock for proceeds of $9.2 million. Notes receivable from participants are also considered party-in-interest transactions.

F.N.B. Corporation

Progress Savings 401(k) Plan

Notes to Financial Statements (continued)

December 31, 2014 and 2013

7. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2014	2013
Net assets available for benefits per the financial statements	$178,611,934	$161,333,408
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	263,413	267,693

Net assets per the Form 5500	$178,875,347	$161,601,101

The following is a reconciliation of the change in net assets available for benefits per the financial statements to the net income reported in Form 5500:

	December 31
	2014	2013
Increase in net assets available for benefits per the financial statements	$17,278,526	$37,895,071
Change in adjustment from fair value to contract value for fully benefit-responsive investment contracts	(4,280)	(484,732)

Net income per the Form 5500	$17,274,246	$37,410,339

Supplemental Schedule

F.N.B. Corporation

Progress Savings 401(k) Plan

EIN #25-1255406         Plan #002

Schedule H, Line 4(i) – Schedule of Assets

(Held at End of Year)

December 31, 2014

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
*	T. Rowe Price Stable Value Common Trust Fund	Common Collective Trust Fund	**	$18,170,488

	JPMorgan Mid Cap Value Select	Mutual Fund Investments	**	6,896,945
	JPM Small Cap Value Select	Mutual Fund Investments	**	6,688,658
	Goldman Sachs Growth Opportunities Instl	Mutual Fund Investments	**	4,525,408
	Dodge and Cox Stock Fund	Mutual Fund Investments	**	8,867,876
	Dodge and Cox Income	Mutual Fund Investments	**	11,420,857
	Vanguard Mid Cap Index Inv	Mutual Fund Investments	**	2,849,083
	Vanguard Small Cap Index Inv	Mutual Fund Investments	**	1,886,731
	Vanguard Institutional Index I	Mutual Fund Investments	**	10,517,443
	Harbor International Instl	Mutual Fund Investments	**	9,770,604
	Harbor Captial Appreciation Instl	Mutual Fund Investments	**	7,595,946
	Eagle Small Cap Growth R5	Mutual Fund Investments	**	4,289,528
	Schwab Total Stock Market Index	Mutual Fund Investments	**	1,207,623
	Nuveen Real Estate Securities I	Mutual Fund Investments	**	2,122,590
*	T. Rowe Price Retirement Income Fund	Mutual Fund Investments	**	696,530
*	T. Rowe Price Retirement 2005 Fund	Mutual Fund Investments	**	310,806
*	T. Rowe Price Retirement 2010 Fund	Mutual Fund Investments	**	1,255,725
*	T. Rowe Price Retirement 2015 Fund	Mutual Fund Investments	**	2,382,164
*	T. Rowe Price Retirement 2020 Fund	Mutual Fund Investments	**	6,335,026
*	T. Rowe Price Retirement 2025 Fund	Mutual Fund Investments	**	2,940,275
*	T. Rowe Price Retirement 2030 Fund	Mutual Fund Investments	**	4,350,925
*	T. Rowe Price Retirement 2035 Fund	Mutual Fund Investments	**	942,879
*	T. Rowe Price Retirement 2040 Fund	Mutual Fund Investments	**	1,949,477
*	T. Rowe Price Retirement 2045 Fund	Mutual Fund Investments	**	535,700
*	T. Rowe Price Retirement 2050 Fund	Mutual Fund Investments	**	838,744
*	T. Rowe Price Retirement 2055 Fund	Mutual Fund Investments	**	205,835

				101,383,378

*	F.N.B. Corporation Common Stock	Common Stock	**	48,216,536

*	Participant Loans	Interest rates ranging from 4.25% to 5.25% maturing through 2018	$0	5,429,254

				$173,199,656

*	Indicates party in interest to the Plan.
**	Cost omitted for participant-directed investments.

EXHIBITS

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm, Baker Tilly Virchow Krause, LLP

23.2	Consent of Independent Registered Public Accounting Firm, Crowe Horwath LLP

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

F.N.B. Corporation Progress Savings 401(k) Plan

Date: June 17, 2015	/s/ Vincent J. Calabrese, Jr.
Vincent J. Calabrese, Jr.
Chief Financial Officer